CENTRAL JAPAN RAILWAY COMPANY

JR Central Towers
1-1-4 Meieki, Nakamura-Ku
Nagoya, Aichi 453-6101, Japan
TEL: +81-52-564-2620
FAX: +81-52-587-1395




08000167

December 28, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Central Japan Railway Company
Rule 12g3-2(b) Exemption File No. 082-34904

Ladies and Gentlemen:

We refer to the exemption afforded by Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to Central Japan Railway Company, a company incorporated under the laws of Japan (the "Company").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A attached hereto. With respect to the Japanese language documents listed in Exhibit A for which an English version is not readily available, brief descriptions are set forth in Exhibit B attached hereto.

If you have any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this furnishing, Mr. Masahisa Ikeda at Shearman & Sterling LLP, 2-2 Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-0011 Japan, telephone 011-813-5251-1601, facsimile number 011-813-5251-1602, Email masahisa.ikeda@shearman.com.

dw 1/14

Sincerely,

CENTRAL JAPAN RAILWAY COMPANY

By: 河田 仁
Name: Masashi Kawada
Title: Manager
Stock Section
Administration Department

Enclosures

Exhibit A

Documents Submitted Under Rule 12g3-2(b)(1)(iii)

A. Documents for Which an English Version is Readily Available

None.

B. Japanese Language Documents for Which an English Version is Not Readily Available

1. Shelf Registration Statement and amendments thereto, and Extraordinary Reports and amendment thereto, which were filed with the Director of the Kanto Local Finance Bureau

   a. Extraordinary Report, dated September 25, 2007, with respect to the execution of the debt assumption agreement (a brief description of the said document is set forth in Exhibit B)

   b. Amendment to the Shelf Registration Statement, dated September 25, 2007, adding the Extraordinary Report set forth in paragraph a. above to the list of documents incorporated by reference in the Shelf Registration Statement, dated October 17, 2005, for the bonds to be offered for subscription (the "2005 Shelf Registration Statement")

   c. Amendment to the Extraordinary Report, dated October 16, 2007, with respect to the determination of the loss amount as of the same date, which will affect the Statement of Income as a result of the execution of the debt assumption agreement entered into as of October 16, 2007 (a brief description of the said document is set forth in Exhibit B)

   d. Amendment to the Shelf Registration Statement, dated October 16, 2007, adding the Amendment to the Extraordinary Report set forth in paragraph c. above to the list of documents incorporated by reference in the 2005 Shelf Registration Statement

   e. Shelf Registration Statement, dated October 17, 2007, for the bonds to be offered for subscription (a brief description of the said document is set forth in Exhibit B)

2. Brief announcement of financial results and the reference material attached thereto

   a. Brief announcement, dated October 26, 2007, of consolidated and non-consolidated semi-annual financial statements for the six months ended September 30, 2007 (an extracted English translation is attached as Attachment 1)

b. Reference material, dated October 26, 2007, which contains a summary of the consolidated results for the six months ended September 30, 2007, and is attached to the brief announcement of consolidated and non-consolidated semi-annual financial statements for the six months ended September 30, 2007, set forth in a. above (an English translation is attached as Attachment 2)

3. Supplementary material for the financial results

   a. Supplementary material for the financial results for the six months ended September 30, 2007 (a brief description of the said document is set forth in Exhibit B)

4. Press releases which may be material to an investment decision

   a. Press release titled "JR Central Decides on Early Repayment of Debts by Transferring the Obligation" dated September 25, 2007 (an English translation is attached as Attachment 3)

   b. Press release titled "Notice of Early Repayment of Long-term Debts (Determination of Amount)" dated October 16, 2007 (an English translation is attached as Attachment 4)

Attachment 1

Summary of Financial Report for the Six Months Ended September 30, 2007 (Unaudited)

English translation from the original Japanese-language document

October 26, 2007

Company name	Central Japan Railway Company
Stock Exchange Listings	Tokyo, Osaka and Nagoya
Code Number	9022
URL	http://www.jr-central.co.jp
Representative	Masayuki Matsumoto, President and Representative Director
Contact Person	Katsumi Miyazawa, Director and General Manager of the Public Relations Department (Tel +81-52-564-2549)
Expected Date of Presentation of Semi-Annual Reports	Unfixed
Expected Date of Payment of Dividends	December 3, 2007

1. Results for the six months ended Sepember 30, 2007

(1) Consolidated financial results (Figures less than one million yen, except for per share amounts, have been rounded down.)

	Operating revenues		Operating income		Ordinary income		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal 2008 semi-annual	765,661	4.4	256,410	18.9	186,647	32.5	108,060	29.7
Fiscal 2007 semi-annual	733,416	△ 1.0	215,652	△ 9.2	140,886	△ 9.7	83,312	△ 8.9
Fiscal 2007	1,491,269	-	402,487	-	236,654	-	137,144	-

	Earnings per share - basic	Earnings per share - diluted
	Yen	Yen
Fiscal 2008 semi-annual	54,854.49	-
Fiscal 2007 semi-annual	42,024.78	-
Fiscal 2007	69,407.69	-

Note 1. Equity in earnings of affiliated companies:
Fiscal 2008 semi-annual 105 million yen. Fiscal 2007 semi-annual 295 million yen. Fiscal 2007 228 million yen.
2. Percentages for operating revenues, operating income, ordinary income and net income represent the change from the corresponding six-month period of the previous year.

(2) Consolidated financial position (Figures less than one million yen, except for per share amounts, have been rounded down.)

	Total assets	Equity	Net worth ratio	Equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal 2008 semi-annual	5,207,142	901,821	17.0	450,018.61
Fiscal 2007 semi-annual	5,157,591	751,118	14.3	374,010.39
Fiscal 2007	5,164,581	804,412	15.3	400,896.57

Note Net worth : Fiscal 2008 semi-annual 886,514 million yen. Fiscal 2007 semi-annual 736,515 million yen. Fiscal 2007 789,746 million yen.

(3) Consolidated cash flows (Figures less than one million yen have been rounded down.)

	Net cash provided by operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents at the end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Fiscal 2008 semi-annual	238,921	△ 97,103	△ 48,483	130,118
Fiscal 2007 semi-annual	184,989	△ 75,800	△ 206,229	76,507
Fiscal 2007	427,062	△ 218,395	△ 345,430	36,783

2. Cash dividends

	Cash dividends per share		
Basis	Interim	Year-end	Total
	yen	yen	yen
Fiscal 2007	3,500.00	4,000.00	7,500.00
Fiscal 2008	4,000.00		8,000.00
Fiscal 2008 (Forecast)		4,000.00	

3. Consolidated forecast for Fiscal 2008 (Year ending March 31, 2008)

	Operating revenues		Operating income		Ordinary income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal 2008	1,526,000	2.3	409,000	1.6	249,000	5.2

	Net income		Earnings per share - basic
	Millions of yen	%	Yen
Fiscal 2008	146,000	6.5	74,113.52

Note Percentages for operating revenues, operating income, ordinary income and net income represent the change from the corresponding period of the previous year.

4.Others

(1)Changes in the number of consolidated subsidiaries: none

(2)Changes in accounting method, procedures and method of disclosure in preparation of consolidated semi-annual financial statements
①Changes due to accounting pronouncement: changed
②Others: none

(3)Number of shares outstanding at the end of each period
①Number of issued and outstanding at the end of each period (Including treasury stocks)
Fiscal 2008 semi-annual 2,240,000 shares. Fiscal 2007 semi-annual 2,240,000 shares. Fiscal 2007 2,240,000 shares.
②Number of treasury stocks at the end of each period
Fiscal 2008 semi-annual 270,049 shares. Fiscal 2007 semi-annual 270,762 shares. Fiscal 2007 270,049 shares.

(Reference) Summary of Non-Consolidated Financial Report for the Six Months Ended Sepember 30, 2007

1. Results for the six months ended Sepember 30, 2007

(1) Non-Consolidated financial results (Figures less than one million yen, except for per share amounts, have been rounded down.)

	Operating revenues		Operating income		Ordinary income		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal 2008 semi-annual	628,356	4.2	249,594	20.7	180,805	36.4	108,540	37.0
Fiscal 2007 semi-annual	603,238	△ 1.0	206,761	△ 8.8	132,546	△ 9.3	79,224	△ 9.5
Fiscal 2007	1,212,314	-	380,823	-	216,730	-	130,141	-

	Earnings per share - basic
	Yen
Fiscal 2008 semi-annual	55,040.19
Fiscal 2007 semi-annual	39,921.01
Fiscal 2007	65,794.51

Note Percentages for operating revenues, operating income, ordinary income and net income represent the change from the corresponding six-month period of the previous year.

(2) Non-Consolidated financial position (Figures less than one million yen, except for per share amounts, have been rounded down.)

	Total assets	Equity	Net worth ratio	Equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal 2008 semi-annual	5,054,124	859,671	17.0	435,932.67
Fiscal 2007 semi-annual	5,001,281	712,077	14.2	361,219.84
Fiscal 2007	5,003,499	762,381	15.2	386,598.00

(Reference) Net worth : Fiscal 2008 semi-annual 859,671 million yen. Fiscal 2007 semi-annual 712,077 million yen. Fiscal 2007 762,381 million yen.

2. Non-Consolidated forecast for Fiscal 2008 (Year ending March 31, 2008)

	Operating revenues		Operating income		Ordinary income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal 2008	1,241,000	2.4	391,000	2.7	233,000	7.5

	Net income		Earnings per share - basic
	Millions of yen	%	Yen
Fiscal 2008	140,000	7.6	70,992.94

Note 1. Percentages for operating revenues, operating income, ordinary income and net income represent the change from the corresponding period of the previous year.

2. The above forward-looking statements in this report are based on estimates, assumptions that reflect information available as of the day of release of this report. The accuracy of forecasts above, therefore, is inherently uncertain because it is affected by future economic trends and environment.

CONSOLIDATED SEMI-ANNUAL BALANCE SHEETS (unaudited)

(Figures less than one million yen have been rounded down)

	Millions of yen			
	As of March 31, 2007	As of September 30, 2007	Increase (Decrease)	As of September 30, 2006
ASSETS				
Current assets:				
Cash and time deposit	32,921	66,562	33,641	73,194
Trade notes receivables	24,822	26,114	1,291	20,128
Railway fares receivables	34,278	19,854	△ 14,423	29,148
Land and buildings held for sale	3,390	670	△ 2,720	4,051
Inventories	14,811	18,049	3,237	16,910
Deferred tax assets	20,918	22,992	2,073	21,512
Short-term loan receivables	7,366	54,315	46,948	2,107
Other current assets	35,062	46,340	11,277	28,987
Allowance for doubtful accounts	△ 7	△ 7	0	△ 10
Total current assets	173,565	254,892	81,326	196,031
Fixed assets:				
Property and equipment				
Buildings and structures	1,978,433	1,917,086	△ 61,346	2,022,581
Machinery, rolling stock and vehicles	207,986	220,074	12,087	195,612
Land	2,343,449	2,345,188	1,739	2,342,126
Construction in progress	120,114	136,536	16,421	97,107
Other property and equipment	46,028	43,928	△ 2,100	34,483
Total property and equipment	4,696,012	4,662,814	△ 33,197	4,691,911
Intangible fixed assets	11,741	11,181	△ 559	12,978
Investments and other assets				
Investment securities	117,747	111,475	△ 6,271	89,496
Deferred tax assets	152,237	153,242	1,005	155,249
Other investments and other assets	13,470	13,695	224	12,133
Allowance for doubtful accounts	△ 193	△ 159	33	△ 209
Total investments and other assets	283,262	278,253	△ 5,008	256,669
Total fixed assets	4,991,015	4,952,250	△ 38,764	4,961,559
Total assets	5,164,581	5,207,142	42,561	5,157,591

CONSOLIDATED SEMI-ANNUAL BALANCE SHEETS (unaudited)

(Figures less than one million yen have been rounded down)

	Millions of yen			
	As of March 31, 2007	As of September 30, 2007	Increase (Decrease)	As of September 30, 2006
LIABILITIES				
Current liabilities:				
Trade notes payables	60,792	34,504	△ 26,287	33,134
Short-term bonds	44,999	-	△ 44,999	-
Short-term borrowings	19,525	21,998	2,472	19,167
Current portion of long-term debt	113,382	140,549	27,166	116,656
Current portion of long-term payables	116,697	189,494	72,796	186,082
Accounts payables	112,988	64,355	△ 48,632	57,644
Accrued income taxes	50,442	78,186	27,744	60,949
Advances received	77,408	92,479	15,070	93,987
Accrued bonuses	24,148	24,336	188	24,073
Other current liabilities	37,965	41,019	3,054	41,277
Total current liabilities	658,351	686,925	28,574	632,973
Long-term liabilities:				
Bonds	564,952	604,942	39,990	495,000
Long-term debt	616,185	608,846	△ 7,338	642,492
Long-term payables	2,087,373	1,956,849	△ 130,524	2,212,299
Allowance for large scale renovation of the Shinkansen infrastructure	150,000	166,666	16,666	133,333
Liabilities for employees' retirement benefits	214,613	213,669	△ 943	221,257
Other long-term liabilities	68,693	67,421	△ 1,271	69,116
Total long-term liabilities	3,701,817	3,618,395	△ 83,421	3,773,499
Total liabilities	**4,360,169**	**4,305,321**	**△ 54,847**	**4,406,472**
EQUITY				
Shareholders' equity				
Common stock	112,000	112,000	-	112,000
Capital surplus	53,588	53,588	-	53,500
Retained earnings	905,776	1,005,949	100,172	858,843
Treasury stock	△ 309,151	△ 309,151	-	△ 309,971
Total shareholders' equity	762,213	862,386	100,172	714,372
Valuation and translation adjustments				
Unrealized gain on available-for-sale securities	27,532	24,128	△ 3,404	22,142
Total valuation and translation adjustments	27,532	24,128	△ 3,404	22,142
Minority interests	14,665	15,307	641	14,603
Total equity	**804,412**	**901,821**	**97,409**	**751,118**
Total liabilities and equity	**5,164,581**	**5,207,142**	**42,561**	**5,157,591**

CONSOLIDATED SEMI-ANNUAL STATEMENTS OF INCOME (unaudited)

(Figures less than one million yen have been rounded down)

	Millions of yen			
	For the six months ended September 30, 2006	For the six months ended September 30, 2007	Increase (Decrease)	For the year ended March 31, 2007
Operating revenues	**733,416**	**765,661**	**32,244**	**1,491,269**
Operating expenses:	**517,764**	**509,250**	**△ 8,513**	**1,088,782**
Transportation, other services and cost of sales	434,307	428,893	△ 5,414	922,109
Selling, general and administrative expenses	83,456	80,356	△ 3,099	166,672
Operating income	**215,652**	**256,410**	**40,758**	**402,487**
Nonoperating revenues:	**2,600**	**2,817**	**216**	**9,979**
Interest income	42	113	71	203
Dividend income	488	796	307	670
Amortization of negative goodwill	273	-	△ 273	-
Equity in earnings of affiliates	295	105	△ 189	228
Insurance proceeds from group term insurance and others	473	409	△ 63	5,986
Gain on sales of discarded articles	139	143	3	-
Other	887	1,248	360	2,888
Nonoperating expenses:	**77,366**	**72,579**	**△ 4,786**	**175,812**
Interest expense	14,042	14,881	838	28,867
Interest on long-term payables	62,326	55,650	△ 6,676	121,525
Other	997	2,048	1,051	25,419
Ordinary income	**140,886**	**186,647**	**45,761**	**236,654**
Extraordinary gains:	**2,013**	**2,258**	**244**	**19,173**
Contributions for the construction of railway facilities received	580	1,936	1,356	15,017
Gain on sales of property and equipment	785	86	△ 698	3,393
Extinction of tie-in shares	502	-	△ 502	-
Other	145	235	89	762
Extraordinary losses:	**2,826**	**3,850**	**1,024**	**22,786**
Advanced depreciation for construction grants	582	2,008	1,425	16,772
Loss on disposals of property and equipment	1,646	1,690	44	3,711
Loss from exchange of fixed assets	458	-	△ 458	-
Other	139	152	12	2,302
Income before income taxes and minority interests	**140,073**	**185,055**	**44,981**	**233,040**
Income taxes-current	59,518	77,075	17,556	97,823
Income taxes-deferred	△ 3,327	△ 735	2,592	△ 3,344
Minority interests in earnings of consolidated subsidiaries	571	655	84	1,417
Net income	**83,312**	**108,060**	**24,748**	**137,144**

CONSOLIDATED SEMI-ANNUAL STATEMENTS OF CHANGES IN EQUITY (unaudited)

Fiscal 2007 semi-annual (For the six months ended September 30, 2006)

(Figures less than one million yen have been rounded down)

	Millions of yen							
	Shareholders' equity					Valuation and translation adjustments	Minority interests	Total equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity	Unrealized gain on available-for-sale securities		
As of March 31, 2006	112, 000	53, 500	783, 703	△ 954	948, 248	25, 420	15, 124	988, 793
Increase (Decrease) during the six months ended September 30, 2006								
Cash dividends			△ 7, 840		△ 7, 840			△ 7, 840
Directors' bonuses			△ 331		△ 331			△ 331
Net income			83, 312		83, 312			83, 312
Repurchase of treasury stock				△ 308, 988	△ 308, 988			△ 308, 988
Decrease in equity of affiliates accounted for under the equity method				△ 27	△ 27			△ 27
Decrease from the previous year, net						△ 3, 277	△ 521	△ 3, 799
Total increase (decrease) during the six months ended September 30, 2006	-	-	75, 140	△ 309, 016	△ 233, 875	△ 3, 277	△ 521	△ 237, 675
As of September 30, 2006	.12, 000	53, 500	858, 843	△ 309, 971	714, 372	22, 142	14, 603	751, 118

Fiscal 2008 semi-annual (For the six months ended September 30, 2007)

(Figures less than one million yen have been rounded down)

	Millions of yen							
	Shareholders' equity					Valuation and translation adjustments	Minority interests	Total equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity	Unrealized gain on available-for-sale securities		
As of March 31, 2007	112, 000	53, 588	905, 776	△ 309, 151	762, 213	27, 532	14, 665	804, 412
Increase (Decrease) during the six months ended September 30, 2007								
Cash dividends			△ 7, 888		△ 7, 888			△ 7, 888
Net income			108, 060		108, 060			108, 060
Increase (Decrease) from the previous year, net						△ 3, 404	641	△ 2, 763
Total increase (decrease) during the six months ended September 30, 2007	-	-	100, 172	-	100, 172	△ 3, 404	641	97, 409
As of September 30, 2007	112, 000	53, 588	1, 005, 949	△ 309, 151	862, 386	24, 128	15, 307	901, 821

Fiscal 2007 (For the year ended March 31, 2007)

(Figures less than one million yen have been rounded down)

	Millions of yen							
	Shareholders' equity					Valuation and translation adjustments	Minority interests	Total equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity	Unrealized gain on available-for-sale securities		
As of March 31, 2006	112,000	53,500	783,703	△ 954	948,248	25,420	15,124	988,793
Increase (Decrease) during the year ended March 31, 2007								
Cash dividends			△ 14,739		△ 14,739			△ 14,739
Directors' bonuses			△ 331		△ 331			△ 331
Net income			137,144		137,144			137,144
Repurchase of treasury stock				△ 308,988	△ 308,988			△ 308,988
Disposal of treasury stock		88		819	908			908
Decrease in equity of affiliates accounted for under the equity method				△ 27	△ 27			△ 27
Increase (Decrease) from the previous year, net						2,112	△ 459	1,653
Total increase (decrease) during the year ended March 31, 2007	-	88	122,073	△ 308,196	△ 186,034	2,112	△ 459	△ 184,381
As of March 31, 2007	112,000	53,588	905,776	△ 309,151	762,213	27,532	14,665	804,412

CONSOLIDATED SEMI-ANNUAL STATEMENT OF CASH FLOWS (unaudited)

(Figures less than one million yen have been rounded down)

	Millions of yen			
	For the six months ended September 30, 2006	For the six months ended September 30, 2007	Increase (Decrease)	For the year ended March 31, 2007
Operating activities				
Income before income taxes and minority interests	140,073	185,055	44,981	233,040
Depreciation and amortization	106,145	108,657	2,511	215,225
Increase in allowance for large scale renovation of the Shinkansen infrastructure	16,666	16,666	-	33,333
Decrease in provision for employees' retirement benefits	△ 3,012	△ 943	2,068	△ 9,656
Interest and dividend income	△ 530	△ 909	△ 378	△ 874
Interest expense	76,369	70,531	△ 5,838	150,393
Contributions for the construction of railway facilities received	△ 580	△ 1,936	△ 1,356	△ 15,017
Loss on disposals of property and equipment	23,759	8,071	△ 15,687	56,740
Decrease (Increase) in trade receivables	△ 9,906	13,129	23,036	△ 19,733
Increase in inventories	△ 3,178	△ 3,280	△ 101	△ 845
Increase (Decrease) in trade payables	△ 16,847	△ 26,287	△ 9,440	10,810
Increase (Decrease) in payables	△ 17,492	△ 24,752	△ 7,260	9,779
Increase in advances received	9,296	9,041	△ 254	481
Other-net	2,417	5,612	3,194	24,328
Sub-total	323,180	358,656	35,476	688,007
Interest and dividend received	556	934	378	899
Interest paid	△ 76,229	△ 70,889	5,339	△ 150,785
Income taxes-paid	△ 62,518	△ 49,780	12,738	△ 111,059
Net cash provided by operating activities	**184,989**	**238,921**	**53,932**	**427,062**
Investing activities				
Purchases of property and equipment	△ 77,943	△ 104,767	△ 26,823	△ 201,648
Receipts of contributions for the construction of railway facilities	7,095	7,940	845	13,768
Purchases of intangible fixed assets	△ 1,237	△ 1,071	165	△ 1,909
Purchases of investment securities	△ 3,241	△ 1,000	2,241	△ 22,003
Other-net	△ 472	1,795	2,268	△ 6,601
Net cash used in investing activities	**△ 75,800**	**△ 97,103**	**△ 21,303**	**△ 218,395**
Financing activities				
Increase in short-term borrowings	4,180	2,472	△ 1,707	4,537
Increase (Decrease) in short-term bonds	-	△ 44,999	△ 44,999	44,999
Proceeds from long-term debt	100,000	35,000	△ 65,000	171,900
Repayments of long-term debt	△ 15,451	△ 15,171	279	△ 116,932
Proceeds from issuance of bonds	80,000	39,988	△ 40,012	149,951
Repayments of long-term payables	△ 57,834	△ 57,727	106	△ 252,144
Repurchases of treasury stock	△ 308,988	-	308,988	△ 308,988
Cash dividends paid	△ 7,840	△ 7,888	△ 48	△ 14,739
Payment of cash dividends to minority interests	△ 11	△ 11	0	△ 11
Other-net	△ 284	△ 145	138	△ 24,001
Net cash used in financing activities	**△ 206,229**	**△ 48,483**	**157,746**	**△ 345,430**
Net increase (decrease) in cash and cash equivalents	**△ 97,040**	**93,334**	**190,375**	**△ 136,763**
Cash and cash equivalents, beginning of the period	**172,723**	**36,783**	**△ 135,939**	**172,723**
Cash and cash equivalents increased by merger of a consolidated subsidiary with an unconsolidated subsidiary	**824**	**-**	**△ 824**	**824**
Cash and cash equivalents, end of the period	**76,507**	**130,118**	**53,611**	**36,783**

SIGNIFICANT ITEMS RELATING TO THE PREPARATION OF CONSOLIDATED SEMI-ANNUAL FINANCIAL STATEMENTS

1. Matters relating to the accounting treatment and basis

(1) Valuation basis and method of significant assets

(i) Inventories

Land and buildings held for sale:
Stated at cost determined by the specific indication method.

Merchandise:
Stated at cost principally determined by the retail method.

Materials and supplies:
Stated at cost principally determined by the moving-average cost method.

The book value in the balance sheet was calculated by reducing to the collectable amount (cost of sales, net) due to adverse profitability.

(Change in accounting method)

As an adoption of "Accounting standards relating to valuation of the inventories" (Accounting Standards Board of Japan Statement No. 9 of July 5, 2006) from the consolidated financial statements relating to the consolidated fiscal year commencing on or before March 31, 2008 is permitted, the Company has adopted the said standards from the current consolidated semi-annual fiscal year.

As a result, the amount of the inventory write down of 1,243 million yen was recorded in the "Transportation, other services and cost of sales", while the operating income, ordinary income and net income (semi-annual) before taxes decreased by almost the same amount.

The effect on the segment information is stated below in the relevant item.

(2) Method of depreciation of significant depreciable assets

(i) Property and equipment

Depreciated principally by the declining-balance method; provided, however, that the replaceable assets (other than those relating to the Shinkansen railway ground facilities) are depreciated by the replacement-accounting method. Additional depreciation is provided for Shinkansen cars based on kilometers travelled.

Estimated useful lives of the principal assets are as follows:

Buildings and structures:	2 to 60 years
Machinery, rolling stock and vehicles:	2 to 20 years

(Change in accounting method)

From the current consolidated semi-annual fiscal year, due to the amendment to the Corporate Tax Law in 2007, the property and equipment acquired on or after April 1, 2007 are mainly depreciated by using the declining-balance method provided for by the Corporate Tax Law as amended.

As a result, the "Depreciation and amortization" included in the operating expenses for the current consolidated semi-annual fiscal year increased by 1,052 million yen, while the operating income, ordinary income and net income (semi-annual) before taxes decreased by almost the same amount.

The effect on the segment information is stated below in the relevant item.

(Additional information)

From the current consolidated semi-annual fiscal year, due to the amendment to the Corporate Tax Law in 2007, as for the property and equipment which were acquired on or before March 31, 2007 and have already depreciated to the depreciable limit, the residual book value thereof are depreciated by using the straight line method for five (5) years.

As a result, the "Depreciation and amortization" included in the operating expenses for the current consolidated semi-annual fiscal year increased by 3,237 million yen, while the operating income, ordinary income and net income (semi-annual) before taxes decreased by almost the same amount.

The effect on the segment information is stated below in the relevant item.

As for matters other than the above, disclosure hereby is omitted, because there is no significant change from the description of the recent Semi-annual Securities Report (filed as of December 15, 2006).

CHANGE IN SIGNIFICANT ITEMS RELATING TO THE PREPARATION OF CONSOLIDATED SEMI-ANNUAL FINANCIAL STATEMENTS

(Change in accounting method)

1. Accounting standards relating to valuation of the inventories

   The adoption of the "Accounting standards relating to valuation of the inventories" is referred to in "SIGNIFICANT ITEMS RELATING TO THE PREPARATION OF CONSOLIDATED SEMI-ANNUAL FINANCIAL STATEMENTS" above.

2. Depreciation method of the significant depreciable assets

   The change in the depreciation method relating to the tangible fixed assets acquired on or after April 1, 2007 due as a result of the amendment to the Corporate Tax Law in 2007 is referred to in "SIGNIFICANT ITEMS RELATING TO THE PREPARATION OF CONSOLIDATED SEMI-ANNUAL FINANCIAL STATEMENTS" above.

NOTES TO THE CONSOLIDATED SEMI-ANNUAL FINANCIAL STATEMENTS

Translation omitted.

SEGMENT INFORMATION

1. Industrial Segment Information

Fiscal 2007 semi-annual (For the six months ended September 30, 2006)

(Figures less than one million yen have been rounded down)

	Millions of Yen						
	Transportation	Merchandise and Other	Real Estate	Other Services	Total	Eliminations or Corporate	Consolidated
Operating revenues:							
Outside customers	597,362	90,811	19,000	26,241	733,416	-	733,416
Inter company	5,858	4,994	10,177	30,755	51,785	(51,785)	-
Total	603,220	95,806	29,178	56,996	785,201	(51,785)	733,416
Operating expenses	398,224	92,339	22,182	57,088	569,835	(52,071)	517,764
Operating income (loss)	204,995	3,466	6,996	△ 91	215,366	285	215,652

Fiscal 2008 semi-annual (For the six months ended September 30, 2007)

(Figures less than one million yen have been rounded down)

	Millions of Yen						
	Transportation	Merchandise and Other	Real Estate	Other Services	Total	Eliminations or Corporate	Consolidated
Operating revenues:							
Outside customers	621,484	95,194	19,537	29,445	765,661	-	765,661
Inter company	6,593	3,932	10,566	31,777	52,869	(52,869)	-
Total	628,077	99,126	30,103	61,223	818,530	(52,869)	765,661
Operating expenses	380,051	95,272	24,633	62,184	562,142	(52,892)	509,250
Operating income (loss)	248,025	3,853	5,469	△ 961	256,388	22	256,410

Fiscal 2007 (For the year ended March 31, 2007)

(Figures less than one million yen have been rounded down)

	Millions of Yen						
	Transportation	Merchandise and Other	Real Estate	Other Services	Total	Eliminations or Corporate	Consolidated
Operating revenues:							
Outside customers	1,200,353	187,197	41,895	61,823	1,491,269	-	1,491,269
Inter company	11,714	8,643	20,703	97,670	138,732	(138,732)	-
Total	1,212,067	195,840	62,599	159,494	1,630,002	(138,732)	1,491,269
Operating expenses	834,527	188,278	48,857	155,294	1,226,957	(138,175)	1,088,782
Operating income	377,539	7,562	13,741	4,200	403,044	(556)	402,487

Notes 1. Method of segmentation by industry
Considering the Japan Standard Industry Classification, the Company classified industry segments in order to clearly illustrate its diversification of managements.
2. Main activities of each business segment
Transportation: railway, bus
Merchandise and other: department store, wholesale, retail sales, food service
Real estate: real estate rental business
Other services: hotel, travel, advertising, construction and other business

2. Geographic Segment Information

As the group has not operated abroad during the each interim period of fiscal 2007 and 2008, this item was not required to be disclosed.

3. Overseas Sales

As there were no overseas sales in the interim period of fiscal 2007 and 2008, this item was not required to be disclosed.

(I) Non-consolidated Semi-annual Financial Statements

I . Non-consolidated Semi-annual Balance Sheets

(Millions of yen)

Classifications	As of March 31, 2007		As of September 30, 2007		Increase (Decrease)	As of September 30, 2006	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
		%		%			
(ASSETS)							
I Current assets							
1. Cash and time deposit	28,244		63,022		34,778	67,548	
2. Railway fares receivables	38,044		23,056		(14,987)	32,515	
3. Account receivables	14,415		10,775		(3,641)	7,982	
4. Short-term loan receivables	16,393		63,808		47,415	9,845	
5. Supplies	7,221		8,098		877	7,859	
6. Deferred tax assets	17,745		19,406		1,660	18,510	
7. Other current assets	14,574		30,175		15,600	16,542	
Total current assets	136,640	2.7	218,344	4.3	81,703	160,804	3.2
II Fixed assets							
1. Railway business property	4,206,746		4,158,965		(47,781)	4,227,462	
2. Related business property	44,145		48,538		4,392	43,887	
3. Other business property	112,289		107,361		(4,927)	112,274	
4. Construction in progress	109,270		121,576		12,305	90,516	
5. Investments and other assets							
(1) Investment securities	230,485		224,164		(6,320)	200,326	
(2) Deferred tax assets	143,210		144,712		1,501	146,479	
(3) Other investments and other assets	20,711		30,461		9,750	19,529	
Total investments and other assets	394,407		399,339		4,932	366,335	
Total fixed assets	4,866,859	97.3	4,835,780	95.7	(31,078)	4,840,476	96.8
Total assets	5,003,499	100.0	5,054,124	100.0	50,624	5,001,281	100.0

(Note) Figures less than one million yen have been rounded down.

(Millions of yen)

Classifications	As of March 31, 2007		As of September 30, 2007		Increase (Decrease)	As of September 30, 2006	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
(LIABILITIES)		%		%			
I Current liabilities							
1. Short-term bonds	44,999		-		(44.999)	-	
2. Short-term borrowings	86,157		84,971		(1,185)	80,428	
3. Current portion of long-term debt	106,484		130,644		24,160	109,764	
4. Current portion of long-term payables	116,697		189,494		72,796	186,082	
5. Account payables	135,615		65,241		(70,375)	59,228	
6. Accrued income taxes	45,801		74,823		29,201	57,935	
7. Interline payables	205		1,590		1,384	255	
8. Prepaid railway fares	28,682		29,307		624	30,867	
9. Accrued bonuses	20,123		20,067		(56)	19,979	
10. Other current liabilities	70,076		88,534		18,457	90,188	
Total current liabilities	654,845	13.1	684,675	13.6	29,829	634,731	12.7
II Long-term liabilities							
1. Bonds	564,952		604,942		39,990	495,000	
2. Long-term debt	540,175		539,288		(887)	563,033	
3. Long-term payables	2,087,373		1,956,849		(130,524)	2,212,299	
4. Allowance for large scale renovation of the Shinkansen infrastructure	150,000		166,666		16,666	133,333	
5. Liabilities for employees' retirement benefits	206,989		205,720		(1,268)	213,666	
6. Other long-term liabilities	36,781		36,310		(471)	37,139	
Total long-term liabilities	3,586,273	71.7	3,509,778	69.4	(76,494)	3,654,471	73.1
Total liabilities	4,241,118	84.8	4,194,453	83.0	(46,664)	4,289,203	85.8

Classifications	As of March 31, 2007		As of September 30, 2007		Increase (Decrease)	As of September 30, 2006	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
(EQUITY)		%		%			
I Shareholders' equity							
1. Common stock	112,000	2.2	112,000	2.2	-	112,000	2.2
2. Capital surplus							
(1) Additional paid-in capital	53,500		53,500		-	53,500	
(2) Other capital surplus	85		86		-	-	
Total capital surplus	53,585	1.1	53,586	1.1	-	53,500	1.1
3. Retained earnings							
(1) Legal reserve	12,504		12,504		-	12,504	
(2) Other retained earnings							
Funds for reduction entry	6,358		6,358		-	5,877	
Special reserve	670,000		785,000		115,000	670,000	
Unappropriated retained earnings	188,848		174,501		(14,347)	145,312	
Total retained earnings	877,712	17.5	978,364	19.3	100,652	833,694	16.7
4. Treasury stock	(308,168)	(6.1)	(308,168)	(6.1)	-	(308,988)	(6.2)
Total shareholders' equity	735,130	14.7	835,782	16.5	100,652	690,205	13.8
II Valuation and translation adjustments							
Unrealized gains on available-for-sale securities	27,251	0.5	23,888	0.5	(3,363)	21,871	0.4
Total valuation and translation adjustments	27,251	0.5	23,888	0.5	(3,363)	21,871	0.4
Total equity	762,381	15.2	859,671	17.0	97,289	712,077	14.2
Total liabilities and equity	5,003,499	100.0	5,054,124	100.0	50,624	5,001,281	100.0

(Note) *Figures less than one million yen have been rounded down.*

II Semi-annual Statements of Income

(Millions of yen)

Classifications	For the six months ended September 30, 2006		For the six months ended September 30, 2007		Increase (Decrease)	For the year ended March 31, 2007	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
		%		%			%
I Railway business operating income							
1. Operating revenues	599,199	99.3	624,077	99.3	24,878	1,203,957	99.3
2. Operating expenses	394,460	65.4	376,404	59.9	(18,055)	826,850	68.2
Railway business operating income	204,739	33.9	247,673	39.4	42,934	377,107	31.1
II Related business operating income							
1. Operating revenues	4,033	0.7	4,278	0.7	239	8,357	0.7
2. Operating expenses	2,016	0.3	2,357	0.4	340	4,641	0.4
Related business operating income	2,022	0.4	1,921	0.3	(100)	3,715	0.3
All businesses operating income	206,761	34.3	249,594	39.7	42,833	380,823	31.4
III Nonoperating revenues	1,874	0.3	2,939	0.5	1,065	9,351	0.8
IV Nonoperating expenses	76,089	12.6	71,729	11.4	(4,360)	173,444	14.3
Ordinary income	132,546	22.0	180,805	28.8	48,258	216,730	17.9
V Extraordinary gains	1,144	0.2	2,849	0.4	1,704	19,104	1.6
VI Extraordinary losses	1,097	0.2	2,010	0.3	913	17,868	1.5
Income before income taxes	132,594	22.0	181,643	28.9	49,049	217,966	18.0
Income taxes-current	56,762	9.4	74,004	11.8	17,241	90,801	7.5
Income taxes-deferred	(3,392)	(0.5)	(901)	(0.2)	2,491	(2,976)	(0.2)
Net income	79,224	13.1	108,540	17.3	29,319	130,141	10.7

(Note) 1. Figures less than one million yen have been rounded down.
2. Composition ratio in the chart above are in relation to the "All businesses operating income" (603,238 million yen for the six months ended September 30, 2006, 628,356 million yen for the six months ended September 30, 2007 and 1,212,314 million yen for the year ended March 31, 2007) which shall equal 100.

III Non-consolidated Semi-annual Statements of Changes in Equity

Fiscal 2007 semi-annual (For the six months ended September 30, 2006) (Millions of Yen)

Classifications	Shareholders' equity							Valuation and translation adjustments	Total equity
	Common stock	Capital surplus	Retained earnings			Treasury stock	Total shareholders' equity	Unrealized gains on available-for-sale securities	
		Additional paid-in capital	Legal reserve	Other retained earnings (Note 2)	Total retained earnings				
As of March 31, 2006	112,000	53,500	12,504	750,136	762,641	-	928,141	25,115	953,256
Increase (Decrease) during the six months ended September 30, 2006									
Cash dividends				(7,840)	(7,840)		(7,840)		(7,840)
Directors' bonuses				(331)	(331)		(331)		(331)
Net income				79,224	79,224		79,224		79,224
Repurchase of treasury stock						(308,988)	(308,988)		(308,988)
Decrease from the previous year, net								(3,243)	(3,243)
Total increase (decrease) during the six months ended September 30, 2006	-	-	-	71,053	71,053	(308,988)	(237,935)	(3,243)	(241,179)
As of September 30, 2006	112,000	53,500	12,504	821,189	833,694	(308,988)	690,205	21,871	712,077

(Note) 1. Figures less than one million yen have been rounded down.
2. The breakdown of the "Other retained earnings" is as follows:

(Millions of Yen)

	Funds for reduction entry	Special reserve	Unappropriated retained earnings	Total
As of March 31, 2006	5,766	575,000	169,370	750,136
Increase (Decrease) during the six months ended September 30, 2006				
Addition to funds for reduction entry	111		(111)	-
Addition to special reserve		95,000	(95,000)	-
Cash dividends			(7,840)	(7,840)
Directors' bonuses			(331)	(331)
Net income			79,224	79,224
Total increase (decrease) during the six months ended September 30, 2006	111	95,000	(24,058)	71,053
As of September 30, 2006	5,877	670,000	145,312	821,189

Fiscal 2008 semi-annual (For the year ended September 30, 2007)

(Millions of yen)

	Shareholders' equity									Valuation and translation adjustments	
	Common stock	Capital surplus			Retained earnings			Treasury stock	Total shareholders' equity	Unrealized gain on available-for-sale securities	Total equity
		Capital surplus reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings (Note 2)	Total retained earnings				
As of March 31, 2007	112,000	53,500	86	53,586	12,504	865,207	877,712	(308,168)	735,130	27,251	762,381
Increase (decrease) during the six months ended September 30, 2007											
Cash dividends						(7,888)	(7,888)		(7,888)		(7,888)
Net income						108,540	108,540		108,540		108,540
Decrease from the previous year, net										(3,363)	(3,363)
Total increase (decrease) during the six months ended September 30, 2007	-	-	-	-	-	100,652	100,652	-	100,652	(3,363)	97,289
As of September 30, 2007	112,000	53,500	86	53,586	12,504	965,860	978,364	(308,168)	835,782	23,888	859,671

(Note) 1. Figures less than one million yen have been rounded down.
2. Drawdown of the "Other capital surplus" is as follows:

(Millions of yen)

	Funds for reduction entry	Special reserve	Unappropriated retained earnings	Total
As of March 31, 2007	6,358	670,000	188,848	865,207
Increase (decrease) during the six months ended September 30, 2007				
Addition to special reserve		115,000	(115,000)	-
Cash dividends			(7,888)	(7,888)
Net income			108,540	108,540
Total increase (decrease) during the six months ended September 30, 2007	-	115,000	(14,347)	100,652
As of September 30, 2007	6,358	785,000	174,501	965,860

Fiscal 2007 (For the year ended March 31, 2007)

(Millions of yen)

	Shareholders' equity									Valuation and translation adjustments	Total equity
	Common stock	Capital surplus			Retained earnings			Treasury stock	Total shareholders' equity	Unrealized gain on available-for-sale securities	
		Capital surplus reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings (Note 2)	Total retained earnings				
As of March 31, 2006	112,000	53,500	-	53,500	12,504	750,136	762,641	-	928,141	25,115	953,256
Increase (decrease) during the year ended March 31, 2007											
Cash dividends						(14,739)	(14,739)		(14,739)		(14,739)
Directors' bonuses						(331)	(331)		(331)		(331)
Net income						130,141	130,141		130,141		130,141
Purchase of treasury stock								(308,988)	(308,988)		(308,988)
Disposal of treasury stock			86	86				819	906		906
Increase (decrease) from the previous year, net										2,136	2,136
Total increase (decrease) during the year ended March 31, 2007	-	-	86	86	-	115,070	115,070	(308,168)	(193,011)	2,136	(190,875)
As of March 31, 2007	112,000	53,500	86	53,586	12,504	865,207	877,712	(308,168)	735,130	27,251	762,381

(Note) 1. Figures less than one million yen have been rounded down.
2. Drawdown of the "Other capital surplus" is as follows:

(Millions of yen)

	Funds for reduction entry	Special reserve	Unappropriated retained earnings	Total
As of March 31, 2006	5,766	575,000	169,370	750,136
Increase (decrease) during the year ended March 31, 2007				
Addition to funds for reduction entry	592		(592)	-
Addition to special reserve		95,000	(95,000)	-
Cash dividends			(14,739)	(14,739)
Directors' bonuses			(331)	(331)
Net income			130,141	130,141
Total increase (decrease) during the year ended March 31, 2007	592	95,000	19,478	115,070
As of March 31, 2007	6,358	670,000	188,848	865,207

[TRANSLATION]

Reference Material

[EXHIBIT 1]

Summary of the Consolidated Results for the First Half of Fiscal Year 2007

October 26, 2007
Central Japan Railway Company

1. Summary of Operating Results

- With respect to the first half of this fiscal year, the Company, giving the highest priority to the securement of safe and stable transportation, reinforced its competitive power through the timetable revisions featured by the commencement of operation of the Series N700, the new core vehicle of the Tokaido Shinkansen, on which the state-of-the-art technology is concentrated. Such reinforcement of the competitive power of the Tokaido Shinkansen and the good economic conditions resulted in a higher passenger number for the conventional lines as well as for the Tokaido Shinkansen, and good results in the businesses of the Group, which brought about an increase in operating revenues.
- In addition to the above, as a result of a decrease in expenses, all of the operating revenue, ordinary income and net income for the first half of this fiscal year increased.

(1) Operating revenues (765.6 billion yen: a 32.2 billion yen or 4.4% increase year-over-year)

- Transportation revenues increased 23.4 billion yen (4.1%) to 594.7 billon yen.
  - Shinkansen:
    Through the timetable revision in July 2007, operation of the Series N700 was commenced, the service was enhanced, including the start of "*Nozomi*" services in which the first train leaves Shinagawa Station at 6:00 a.m. and the increase of the trains which stop at Shin-Yokohama Station, and the railroad service in particular in peak seasons and peak hours was improved flexibly. In addition, the users of the "Express Reservation" system increased with more than one million* card members.
    As a result, the increase in passenger volume (passenger-kilometers) was 4.8% year-over-year and the increase in transportation revenues was 22.2 billion yen (4.3%), amounting to 541.1 billion yen. (* including the J-WEST card members issued by West Japan Railway Company)
  - Conventional lines:
    The passenger number of local trains and the other trains was high in general, resulting in 2.3% increase in passenger volume (passenger-kilometers) and 1.2 billion yen (2.4%) increase in transportation revenues to 53.6 billion yen. In addition, all the lines of the Takayama Main Line, which was affected by a typhoon, were opened for the first time in three (3) years in September 2007.
- As to businesses other than the railway business, the distribution business, including JR Nagoya Takashimaya, remained in high demand, the commercial facilities of the "NAGOYA CENTRALGARDEN", which was redeveloped from the sites previously used for company housing, and the commercial facilities built in the site of JR Tokai General Hospital opened. In addition, the "HOTEL ASSOCIA SHIZUOKA" reopened.

(2) Operating expenses (509.2 billion yen; a -8.5 billion yen or 1.6% decrease year-over-year)

- Depreciation and amortization increased (+2.5 billion yen) due mainly to the introduction of the Series N700 and the influence of the tax system revision, but non-personnel expenses decreased. As a result, operating expenses decreased on a whole.
- The new accounting standards with respect to inventory have been applied in as early as the first half of this fiscal year, and the write down (1.2 billion yen) was posted mainly by subsidiaries.

(3) Operating income (256.4 billion yen; a 40.7 billion yen or 18.9% increase year-over-year)

(4) Non-operating income (loss) (-69.7 billion yen, a 5.0 billion yen improvement year-over-year)

- Interest expense decreased 5.8 billion yen, mainly due to a lower average interest rate of long-term liabilities.

(5) Ordinary income (186.6 billion yen; a 45.7 billion yen or 32.5% increase year-over-year)

(6) Extraordinary income (loss) (-1.5 billion yen; a 0.7 billion yen decrease year-over-year)

(7) Semi-annual net income (108.0 billion yen; a 24.7 billion yen or 29.7% increase year-over-year)

2. Summary of Long-term Liabilities

- Outstanding long-term liabilities were 3,500.6 billion yen (2.0 billion yen increase year-over-year) on a consolidated basis and 3,421.2 billion yen (5.5 billion yen increase year-over-year) on a non-consolidated basis.
- The balance of the total net assets was 901.8 billion yen (97.4 billion yen increase year-over-year; ratio of shareholders' equity: 17.0%)

3. Conditions of Cash Flow

(1) Cash inflows from operating activities (238.9 billion yen; a 53.9 billion yen increase year-over-year)

- Due to an increase in operating revenues caused by a higher passenger number for the Tokaido Shinkansen, etc. and the receipt of money, which is settled among the JR companies for the accrued money of the previous fiscal year, the net cash provided by operating activities increased.

(2) Cash outflows from investing activities (97.1 billion yen; 21.3 billion yen increase year-over-year)

- As a result of an increase in expenditure on acquisition of fixed assets, including the creation and introduction of the Series N700, net cash used in investing activities increased.

(3) Cash outflows from financing activities (48.4 billion yen; 157.7 billion yen decrease year-over-year)

- Although the short-term debentures issued at the end of the previous fiscal year were redeemed, net cash used in financing activities increased, compared to the same period of the last year when the Company acquired its own shares.

(4) Cash and cash equivalents for the half-year end (130.1 billion yen; 53.6 billion yen increase year-over-year)

4. Forecasted Results of Operations for Fiscal Year 2007

(1) Operating revenues: 1,526.0 billion yen (a 34.7 billion yen or 2.3% increase year-over-year)

(2) Ordinary income: 249.0 billion yen (a 12.3 billion yen or 5.2% increase year-over-year)

(3) Net income: 146.0 billion yen (an 8.8 billion yen or 6.5% increase year-over-year)

(4) Long-term liabilities: 3,371.5 billion yen (consolidated, a 127.0 billion yen decrease year-over-year); and
3,295.6 billion yen (non-consolidated, a 120.0 billion yen decrease year-over-year)

5. Semi-annual Dividends and Forecasted Dividends for Fiscal Year 2007 (the Company)

(1) Semi-annual dividends: 4,000 yen per share (500 yen increase year-over-year, as forecasted at the beginning of the fiscal year).

(2) Forecasted dividends: 4,000 yen per share.

Comparison of Passenger-kilometers and Transportation Revenues

(Unit: Millions of passenger-kilometers, Billions of yen)

				First Half of FY 2006	First Half of FY 2007	Increase/ (Decrease)	Year-Over-Year (%)
Passenger-kilometers	Shinkansen		Commuter	639	667	28	104.4
			Others	21,554	22,582	1,028	104.8
			Subtotal	22,193	23,249	1,056	104.8
	Conventional Lines		Commuter	2,738	2,779	41	101.5
			Others	1,887	1,951	64	103.4
			Subtotal	4,625	4,730	105	102.3
	Subtotal		Commuter	3,377	3,446	69	102.0
			Others	23,441	24,533	1,092	104.7
			Total	26,818	27,980	1,161	104.3
Transportation Revenues	Passenger Fares	Shinkansen	Commuter	7.5	7.9	0.3	104.5
			Others	511.3	533.1	21.8	104.3
			Subtotal	518.9	541.1	22.2	104.3
		Conventional Lines	Commuter	16.8	17.1	0.2	101.7
			Others	35.5	36.4	0.9	102.7
			Subtotal	52.4	53.6	1.2	102.4
		Subtotal	Commuter	24.4	25.0	0.6	102.6
			Others	546.8	569.6	22.8	104.2
			Subtotal	571.3	594.7	23.4	104.1
	Parcel Fare			0.0	0.0	(0.0)	88.2
	Total			571.3	594.7	23.4	104.1

(Notes)
1. Passenger-kilometers and transportation revenues of the Company are shown on non-consolidated basis.
2. Any fraction, less than one unit, in passenger-kilometers, is rounded to the nearest unit.
3. Any fraction, less than one unit, in transportation revenues, is disregarded.

Comparative Half-year Statement of Income and Retained Earnings (Consolidated)

(Unit: Billions of yen)

Classifications	First Half of FY 2006	First Half of FY 2007	Increase/ (Decrease)	Year-Over -Year (%)	Main Factor of Increase/(Decrease)
	[1.216]	[1.219]			
Operating Revenues	**733.4**	**765.6**	**32.2**	**104.4**	
Transportation	597.3	621.4	24.1	104.0	Increase in the Company's transportation revenues
Distribution	90.8	95.1	4.3	104.8	
Real Estate	19.0	19.5	0.5	102.8	
Other Services	26.2	29.4	3.2	112.2	
Operating Expenses	**517.7**	**509.2**	**(8.5)**	**98.4**	Decrease in the Company's non-personnel expenses
	[1.043]	[1.027]			
Operating Income	**215.6**	**256.4**	**40.7**	**118.9**	
Non-Operating Income (Loss)	**(74.7)**	**(69.7)**	**5.0**	**93.3**	
Non-Operating Revenues	2.6	2.8	0.2	108.3	
Non-Operating Expenses	77.3	72.5	(4.7)	93.8	Decrease in interest expense
	[1.063]	[1.032]			
Ordinary Income	**140.8**	**186.6**	**45.7**	**132.5**	
Extraordinary Income (Loss)	**(0.8)**	**(1.5)**	**(0.7)**	**196.1**	
Extraordinary Profit	2.0	2.2	0.2	112.2	
Extraordinary Loss	2.8	3.8	1.0	136.2	
Semi-annual Net Income before Adjustment of Taxes	**140.0**	**185.0**	**44.9**	**132.1**	
Income Taxes, Current	59.5	77.0	17.5	129.5	
Income Taxes, Deferred	(3.3)	(0.7)	2.5	22.1	
Minority Interest	0.5	0.6	0.0	114.7	
	[1.052]	[0.996]			
Semi-annul Net Income	**83.3**	**108.0**	**24.7**	**129.7**	

(Notes) 1. Any fraction less than one unit is disregarded. The figure shown in [ ] brackets is the multiplication factor for the non-consolidated figure in order to obtain the consolidated figure.

2. The breakdown of operating revenues is based on the amount of sales to outside customers, according to industrial segments.

Operating Income (Loss) According to Industrial Segments

(Unit: Billions of yen)

Classifications	Segments	First Half of FY 2006	First Half of FY 2007	Increase/ (Decrease)	Year-Over-Year (%)
Operating Revenues	Transportation	603.2	628.0	24.8	104.1
	Distribution	95.8	99.1	3.3	103.5
	Real Estate	29.1	30.1	0.9	103.2
	Other Services	56.9	61.2	4.2	107.4
	Elimination or Corporate	(51.7)	(52.8)	(1.0)	102.1
	Total	733.4	765.6	32.2	104.4
Operating Income	Transportation	204.9	248.0	43.0	121.0
	Distribution	3.4	3.8	0.3	111.2
	Real Estate	6.9	5.4	(1.5)	78.2
	Others	(0.0)	(0.9)	(0.8)	999.9
	Elimination or Corporate	0.2	0.0	(0.2)	7.7
	Total	215.6	256.4	40.7	118.9

(Notes) 1. Any fraction less than one unit is disregarded.

2. Columns entitled "Elimination or Corporate" show amounts that were set-off between industrial segments.

Comparative Half Year Balance Sheet (Consolidated)

(Unit: Billions of yen)

Classifications	At the End of March 2006	At the End of September 2007	Increase/ (Decrease)	Main Factor of Increase/(Decrease)
Current Assets	**173.5**	**254.8**	**81.3**	Increase in cash equivalents and repurchases
Fixed Assets	**4,991.0**	**4,952.2**	**(38.7)**	
Property and Equipment	4,696.0	4,662.8	(33.1)	Decrease due to depreciation and amortization
Intangible Fixed Assets	11.7	11.1	(0.5)	
Investments and Other Assets	283.2	278.2	(5.0)	
Total Assets	**5,164.5**	**5,207.1**	**42.5**	
Current Liabilities	658.3	686.9	28.5	
Fixed Liabilities	3,701.8	3,618.3	(83.4)	
Total Liabilities	**4,360.1**	**4,305.3**	**(54.8)**	
[Long-term Liabilities]	3,498.5	3,500.6	2.0	The Company: 5.5 Subsidiaries: (3.4)
Total Net Assets	**804.4**	**901.8**	**97.4**	
Total Liabilities and Net Assets	**5,164.5**	**5,207.1**	**42.5**	

(Note) Any fraction less than one unit is disregarded.

Comparative Half Year Statement of Cash Flows (Consolidated)

(Unit: Billions of yen)

Classifications	First Half of FY 2006	First Half of FY 2007	Increase/ (Decrease)	Main Factor of Increase/(Decrease)
Operating Activities	**184.9**	**238.9**	**53.9**	
Income Before Income Taxes and Minority Interests	140.0	185.0	44.9	Increase in the Company's transportation revenues
Depreciation and Amortization	106.1	108.6	2.5	
Other	(61.2)	(54.7)	6.4	
Investing Activities	**(75.8)**	**(97.1)**	**(21.3)**	
Purchase of Property, Equipment and Intangible Fixed Assets	(79.1)	(105.8)	(26.6)	
Other	3.3	8.7	5.3	
[Free Cash Flows (Operating and Investing Activities)]	[109.1]	[141.8]	[32.6]	
Financing Activities	**(206.2)**	**(48.4)**	**(157.7)**	
Net Decrease in Short-term Debentures	--	(44.9)	(44.9)	
Proceeds from Long-term Debt and Bond Issuance	180.0	74.9	(105.0)	
Repayment of Long-term Liabilities	(73.2)	(72.8)	0.3	
Repurchase of Treasury Stock	(308.9)	--	(308.9)	
Other	(3.9)	(5.5)	(1.6)	
Increase (Decrease) in Cash and Cash Equivalents	**(97.0)**	**93.3**	**(190.3)**	
Cash and Cash Equivalents, Beginning of the Period	172.7	36.7	(135.9)	
Increase in Cash and Cash Equivalents upon Merger	0.8	--	(0.8)	
Cash and Cash Equivalent, End of the Period	**76.5**	**130.1**	**(53.6)**	

(Note) Any fraction less than one unit is disregarded.

Forecasted Results of Operations of the Fiscal Year 2007 (Consolidated)

(Unit: Billions of yen)

Classifications	At the End of FY 2006 (Actual Results)	At the End of FY 2007 (Forecasts)	Increase/(Decrease)	Year-Over-Year (%)
Operating Revenues	*[1.230]* 1,491.2	*[1.230]* 1,526.0	34.7	102.3
Operating Expenses	1,088.7	1,117.0	28.2	102.6
Operating Income	*[1.052]* 402.4	*[1.046]* 409.0	6.5	101.6
Ordinary Income	*[1.092]* 236.6	*[1.069]* 249.0	12.3	105.2
Net Income	*[1.054]* 137.1	*[1.043]* 146.0	8.8	106.5

(Note) Any fraction less than one unit is disregarded. The figure shown in *[ ]* brackets is the multiplication factor for the non-consolidated figure in order to obtain the consolidated figure.

Forecasted Results of Operations by Industrial Segments

(Unit: Billions of yen)

Classifications		At the End of FY 2006 (Actual Results)	At the End of FY 2007 (Forecasts)	Increase/ (Decrease)	Year-Over-Y ear (%)
Operating Revenues	Transportation	1,212.0	1,240.6	28.5	102.4
	Distribution	195.8	198.6	2.7	101.4
	Real Estate	62.5	65.2	2.6	104.2
	Other Services	159.4	158.4	(1.0)	99.3
	Elimination or Corporate	(138.7)	(136.8)	1.9	98.6
	Total	1,491.2	1,526.0	34.7	102.3
Operating Income	Transportation	377.5	387.6	10.0	102.7
	Distribution	7.5	6.8	(0.7)	89.9
	Real Estate	13.7	11.6	(2.1)	84.4
	Others	4.2	2.7	(1.5)	64.3
	Elimination or Corporate	(0.5)	0.3	0.8	--
	Total	402.4	409.0	6.5	101.6

(Notes)
1. Any fraction less than one unit is disregarded.
2. Columns entitled "Elimination or Corporate" show amounts that were set-off between industrial segments.

Estimated Long-term Liabilities to be Reduced (Consolidated / Non-Consolidated)

(Unit: Billions of yen)

Classifications	At the End of FY 2006 (Actual Results)	First Half of FY 2007 (Actual Results)	At the End of FY 2007 (Estimates)	Estimated Amounts of Decrease in Year
Balance of Long-term Liabilities (Consolidated)	3,498.5	3,500.6	3,371.5	(127.0)
Balance of Long-term Liabilities (Non-consolidated)	3,415.6	3,421.2	3,295.6	(120.0)

(Note) Any fraction less than one unit is disregarded.

Comparative Half Year Statement of Income (Non-Consolidated)

(Unit: Billions of yen)

Classifications	First Half of FY 2006	First Half of FY 2007	Increase/ (Decrease)	Year-Over-Year (%)	Main Factor of Increase/(Decrease)
Operating Revenues	**603.2**	**628.3**	**25.1**	104.2	
Transportation	571.3	594.7	23.4	104.1	Increase in passenger number of Shinkansen
Other Services	31.8	33.5	1.6	105.3	
Operating Expenses	396.4	378.7	(17.7)	95.5	
Personnel Expenses	86.9	87.9	1.0	101.2	
Non-Personnel Expenses	194.1	173.3	(20.8)	89.3	Decrease in repairing expenses
Taxes Other Than Income Taxes	16.2	16.1	(0.1)	99.1	
Depreciation and Amortization	99.1	101.3	2.2	102.3	
Operating Income	**206.7**	**249.5**	**42.8**	120.7	
Non-Operating Income (Loss)	**(74.2)**	**(68.7)**	**5.4**	92.7	
Non-Operating Revenues	1.8	2.9	1.0	156.8	
Non-Operating Expenses	76.0	71.7	(4.3)	94.3	Decrease in interest expenses
Ordinary Income	**132.5**	**180.8**	**48.2**	136.4	
Extraordinary Income (Loss)	**0.0**	**0.8**	**0.7**	999.9	
Extraordinary Profit	1.1	2.8	1.7	249.0	
Extraordinary Loss	1.0	2.0	0.9	183.2	
Semi-annual Net Income before Adjustment of Taxes	**132.5**	**181.6**	**49.0**	137.0	
Income Taxes, Current	56.7	74.0	17.2	130.4	
Deferred Taxes	(3.3)	(0.9)	2.4	26.6	
Semi-annual Net Income	**79.2**	**108.5**	**29.3**	137.0	

(Note) Any fraction less than one unit is disregarded.

Forecasted Results of Operations for the Fiscal Year 2007 (Non-Consolidated)

(Unit: Billions of yen)

Classifications	At the End of FY 2006 (Actual Results)	At the End of FY 2007 (Forecasts)	Increase/(Decrease)	Year-Over-Year (%)
Operating Revenues	1,212.3	1,241.0	28.6	102.4
(Transportation)	1,147.0	1,173.0	25.9	102.3
Operating Income	380.8	391.0	10.1	102.7
Ordinary Income	216.7	233.0	16.2	107.5
Net Income	130.1	140.0	9.8	107.6

(Note) Any fraction less than one unit is disregarded.

Referential Figures for the First Half of the Fiscal Year (Consolidated)

	Unit	First Half of FY 2006	First Half of FY 2007	Increase/ (Decrease)	At the End of FY 2006
Finance Income and Expenditures	Billions of yen	(75.8)	(69.6)	6.2	(149.5)
Interest Expenses, etc.	Billions of yen	76.3	70.5	(5.8)	150.3
Earnings per Share	Yen	42,024.78	54,854.49	12,829.71	69,407.69
Equity Ratio	%	14.3	17.0	2.7	15.3
Average Interest	%	4.13	3.98	(0.15)	4.04

(Note) Average number of shares for the term: 1,982,452 shares for the first half of FY 2006, 1,969,951 shares for the first half of FY 2007, and 1,975,924 shares at the end of FY 2006.

Referential Figures for the First Half of Fiscal Year (Non-Consolidated)

	Unit	First Half of FY 2006	First Half of FY 2007	Increase/ (Decrease)	At the End of FY 2006
Finance Income and Expenditures	Billions of yen	(74.5)	(68.5)	5.9	(147.1)
Interest Expenses, etc.	Billions of yen	75.1	69.7	(5.4)	148.2
Earnings per Share	Yen	39,921.01	55,040.19	15,119.18	65,794.51
Equity Ratio	%	14.2	17.0	2.8	15.2
Average Interest	%	4.17	4.01	(0.16)	4.08
Number of Retired Persons	Person	570	596	2.6	1,317

(Note) Average number of shares for the term: 1,984,528 shares for the first half of FY 2006, 1,972,027 shares for the first half of FY 2007 and 1,978,000 shares at the end of FY 2006.

Settlement of Accounts for the First Half of Fiscal Year 2007 and the Annual Forecast (Consolidated)

[Settlement of Accounts for the First Half of the Fiscal Year]

(Unit: Billions of yen)

	Actual Results	Increase/ (Decrease)	Year-Over-Year (%)	Reports
Operating Revenues	765.6	32.2	4.4	First increase in revenues in 2 fiscal years
Transportation	594.7	23.4	4.1	First increase in revenues in 2 fiscal years
Ordinary Income	186.6	45.7	32.5	First increase in profit in 2 fiscal years First increase both in sales and profit in 2 fiscal years
Net Income	108.0	24.7	29.7	First increase in profit in 2 fiscal years First increase both in sales and profit in 2 fiscal years

(Note) Results since 2000, when the semi-annual consolidated settlement of accounts was commenced to be released, are shown. (Results of the Fiscal Year 1999 are disclosed as reference information.)

[Annual Forecasts]

(Unit: Billions of yen)

	Actual Results	Increase/ (Decrease)	Year-Over-Year (%)	Reports
Operating Revenues	1,526.0	34.7	2.3	Increase in revenues for 5 fiscal years in a row
Transportation	1,173.0	25.9	2.3	Increase in revenues for 5 fiscal years in a row
Ordinary Income	249.0	12.3	5.2	Increase in profit for 8 fiscal years in a row Increase both in sales and profit for 5 fiscal years in a row
Net Income	146.0	8.8	6.5	Increase in profit for 6 fiscal years in a row Increase both in sales and profit for 5 fiscal years in a row

(Note) Results since 1989, when the consolidated settlement of accounts was first adopted, are shown.

Attachment3

JR Central Decides on Early Repayment of Debt by Transferring the Obligation

On September 25, 2007, JR Central's Board of Directors officially approved the contract for transferring the long-term debt repayment obligation in the following manner.

1. **Reason**

   To reduce the long-term debt and strengthen financial status

2. **Summary of this transfer of the long-term debt repayment obligation**

   (1) Amount of transferred principal: 70.2 billion yen

   (2) Method of transfer: Debt assumption agreement

   (3) Appropriation for non-operating expense accompanying the transfer: Approximately 25.5 billion yen

   (4) Date executed: October 2007 (planned)

3. **Other**

   The cost accompanying the transfer will be accounted for as a non-operating expense on the P/L Statement for FY2008.3 (both consolidated and non-consolidated bases). We are now examining the earnings forecast for FY2008.3, which is to be announced at the same time as the release of the half year earnings report for FY2008.3.

[TRANSLATION]

October 16, 2007

To: Whom it may concern:

Company Name: Central Japan Railway Company

Name of Representative: Masayuki Matsumoto
President and Representative Director

(Code No. 9022, First Section of TSE, OSE and NSE)

Contact Person: Katsumi Miyazawa
General Manager of the Public Relations Department
(Tel. 052-564-2549)

Notice of Early Repayment of Long-term Debts (Determination of Amount)

With respect to the "JR Central Decides on Early Repayment of Debt by Transferring the Obligation" disclosed on September 25, 2007, the amount was determined, as follows:

Amendments are underlined.

(Disclosed materials as of September 25, 2007, extract)

Appropriation for non-operating expense accompanying the transfer:
Approximately 25.5 billion yen (loss on repayment of debts)

Loss on repayment of debts in connection with the matter:
Approximately 25.5 billion yen

(Amendments as a result of determination of the amount)

Appropriation for non-operating expense accompanying the transfer:
25.1 billion yen (loss on repayment of debts)

Loss on repayment of debts in connection with the matter:
25.1 billion yen

End of Document

Exhibit B

Brief Descriptions of Japanese Language Documents
Designated in Exhibit A

1. Extraordinary Report, dated September 25, 2007, with respect to the execution of the debt assumption agreement

The Company filed the above-referenced Extraordinary Report because the Company resolved, at its Board of Directors' meeting held on the said date, the execution of a debt assumption agreement, in order to implement the early repayment of long-term debt in the amount of 70.2 billion yen for the purpose of reducing long-term debt whereby aiming to improve the financial strength of the Company. As a result, the Company will record a loss from repayment of debts in the amount of approximately 25.5 billion yen as a non-operating expense on its consolidated and non-consolidated Statements of Income for the year ending in March 2008.

The information contained in the above-referenced Extraordinary Report which is material to an investment decision is substantially contained in the press release dated September 25, 2007 (Attachment 3).

2. Amendment to the Extraordinary Report, dated October 16, 2007, with respect to the determination of the loss amount as of the same date, which will affect the Statement of Income as a result of the execution of the debt assumption agreement entered into as of October 16, 2007

The Company filed the above-referenced Amendment in order to amend the Extraordinary Report filed on September 25, 2007 set forth in Paragraph 1. above, because the amount to be recorded as a non-operating expense on its consolidated and non-consolidated Statements of Income for the year ending in March 2008 reported by the said Extraordinary Report was determined. Such amount was amended by the above-referenced Amendment from approximately 25.5 billion yen to 25.1 billion yen.

The information contained in the above-referenced Amendment which is material to an investment decision is substantially contained in the press release dated October 16, 2007 (Attachment 4).

3. Shelf Registration Statement, dated October 17, 2007, for the bonds to be offered for subscription

Under the Financial Instruments and Exchange Law of Japan (the "Financial Instruments Law"), if the Company that intends to offer securities for subscription or sale has satisfied the requirements that (i) the Company has continued to file the Securities Report in

accordance with the Financial Instruments Law for one year, and (ii) certain corporate information of the Company is made public to the extent prescribed by the Financial Instruments Law, it is entitled to file the Shelf Registration Statement with the Director of the Kanto Local Financial Bureau, stating the period during which the designated securities may be offered for subscription or sale and the maximum amount of the designated securities to be offered, in order to flexibly offer the designated securities for subscription or sale, etc. only by filing supplements thereto, whichever is designated by the said Shelf Registration Statement in Japan.

As the Company has satisfied the requirements set forth above and the previous Shelf Registration Statement which the Company filed on October 17, 2005 has expired, it filed the Shelf Registration Statement for the bonds to be offered for subscription on October 17, 2007. The registration under the said Shelf Registration Statement is scheduled to become effective on October 25, 2007 and the period during which the bonds may be offered for subscription under the relevant Shelf Registration Statement is two years from such date (from October 25, 2007 through October 24, 2009). The maximum amount of the bonds to be offered for subscription under the relevant Shelf Registration Statement is 500,000 million yen.

4. Supplementary material for the financial results for the six months ended September 30, 2007

The above-referenced material was filed on October 29, 2007, with the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange, on which the common stock of the Company is listed, to supplement the brief announcement of the consolidated and non-consolidated semi-annual financial statements for the said period, and is made public at such Stock/Securities Exchanges.

The matters described in the above-referenced material consist of (i) the outline of the settlements of accounts for the six months ended September 30, 2007, which includes a summary of the selected financial data, an outline of the operating results, and the cash flow and long-term debt, and (ii) a forecast for the fiscal year ending in March 2008 and future incentives, which include the measures in view of the enlargement of Haneda Airport, the plan for the introduction of Series N700 trains and the usage status, the status of the "Express Reservation", the usage status of the Tokaido Shinkansen, capital expenditures and reduction of long-term debts.

END